February 12, 2015

Via EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3561

Re:	Recro Pharma, Inc.

Registration Statement on Form S-1

Filed February 3, 2015

File No. 333-201841

Dear Mr. Riedler:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 11, 2015 to Gerri A. Henwood, President and Chief Executive Officer of Recro Pharma, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

COMMENT

General

1.	We note that you are registering the offer and resale of 2,500,000 shares of common stock to be issued to Aspire Capital pursuant to an equity line agreement. Based on the number of shares being registered relative to the number of shares of common stock held by non-affiliates, it appears that your proposed offering constitutes a primary offering that can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. In this regard, our accommodations allowing registration of equity line financings to proceed as secondary offerings under Rule 415(a)(1)(i) do not apply for transactions of this size. As such, you may register the resale offering of equity line shares only after each put of shares to Aspire Capital. In the alternative, you may withdraw your registration statement, enter into a revised equity line agreement reducing the number of shares to be issued under the equity line agreement, and file a new registration statement to register the offering as an indirect primary offering under our equity line accommodation.

490 Lapp Road — Malvern, PA 19355 — (484) 395-2400 — (484) 395-2401 – fax

Jeffrey P. Riedler

Assistant Director

February 12, 2015

RESPONSE:

The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of common stock solely by or on behalf of a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below and, therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).

I.	Background

The Company completed its initial public offering and listed its common stock on the NASDAQ Capital Market under the ticker symbol “REPH” on March 12, 2014. As of January 28, 2015, the Company had 7,707,600 shares of common stock outstanding. Of those 7,707,600 shares, 2,374,046 shares (or 30.8%) and 793,240 shares (or 10.3%) are held by SCP Vitalife Partners II, L.P. and SCP Vitalife Partners (Israel) II, L.P., respectively, (together, “SCP”) and 154,200 shares (or 2.0%) are held by management, for a total of 3,321,486 shares (or 43.1%).

Aspire Capital, LLC (“Aspire”) is an institutional investor that invests in a wide range of companies and industries emphasizing life sciences, energy and technology companies. Prior to entering into a common stock purchase agreement (the “Purchase Agreement”) with the Company on February 2, 2015, Aspire did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors, SCP or any other greater than 5% holder of the Company’s outstanding shares of common stock. Aspire acquired 96,463 shares of the Company’s common stock as a commitment fee for entering into the Purchase Agreement. The 2,500,000 shares of common stock that are the subject of the Registration Statement are not convertible securities and would equal 32.4% of the currently outstanding shares if sold and issued in full to Aspire. The transaction between Aspire and the Company is akin to an equity line transaction. The transaction is not comparable to any other type of transaction; for example, it does not involve a convertible security and, as such, it does not include a variable conversion price.

II.	Staff Guidance

Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Aspire. Proceeds from the sale of any securities are solely for the account of Aspire, although the Company may receive proceeds of up to $10 million from the sale of shares to Aspire pursuant to the terms of the Purchase Agreement. With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.	how long the selling stockholders have held the shares;

Jeffrey P. Riedler

Assistant Director

February 12, 2015

2.	the circumstances under which they received them;

3.	their relationship to the issuer;

4.	the amount of shares involved;

5.	whether the sellers are in the business of underwriting securities; and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering the above factors, we respectfully submit that the proposed registration is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).

III.	Analysis of the Six Factor Test of C&DI 612.09

A.	The Period for which the Selling Stockholder has Held the Shares

Of the 2,500,000 shares being registered pursuant to the Registration Statement, 96,463 shares were issued in connection with Aspire’s entry into the Purchase Agreement and the remaining shares may be sold to Aspire, and subsequently resold under the Registration Statement, over a period of approximately 24 months from the date the Registration Statement is declared effective. In this regard, we believe it is important to note that C&DI 139.13 provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, Aspire has accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to Aspire pursuant to the terms of that agreement.

B.	The Circumstances under which the Selling Stockholder Received the Shares

Aspire obtained the shares offered in the Registration Statement through a privately negotiated transaction completed at arms length prior to the filing of the Registration Statement. Although Aspire is required by the Staff to include disclosure that it is “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Purchase Agreement, Aspire will purchase any shares put to it by the Company at a slight discount to the market price. However, Aspire is required to take the securities put to it by the Company under the Purchase Agreement and there is no agreement or

Jeffrey P. Riedler

Assistant Director

February 12, 2015

arrangement regarding the price at which Aspire will resell such shares to the public pursuant to the Registration Statement. Additionally, Aspire is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Company’s common stock or (ii) hedging transaction, which establishes a net short position with respect to the Company’s common stock. As such, unlike a traditional underwriter, Aspire is taking investment risk with regard to the securities it will acquire under the Purchase Agreement and there is no certainty that it will receive a premium on the resale of any shares it purchases pursuant to the Purchase Agreement. Indeed, Aspire is at risk that it may incur a loss on the resale of those shares.

C.	The Selling Stockholder’s Relationship to the Issuer

Aspire is not an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between Aspire and the Company is the relationship established through the Purchase Agreement. Aspire has agreed to acquire the Company’s common stock for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of sale by the Company to Aspire are not dependent on the price at which Aspire ultimately sells the shares pursuant to the Registration Statement.

In addition, Aspire has not, and will not, receive a commission or any other remuneration from the Company if and when the additional shares are sold to Aspire under the Purchase Agreement. Aspire will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any common stock, as applicable. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

D.	The Amount of Shares to be Sold by the Selling Stockholder

As of January 28, 2015, the Company had 7,707,600 shares of common stock outstanding. Of such shares, the Company believes approximately 4,386,114 shares are held by non-affiliates of the Company. The selling stockholder seeks to have the Company register 2,500,000 common shares pursuant to the Registration Statement, constituting approximately 32.4% of the total outstanding shares and 57.0% of the shares held by non-affiliates. In the context of convertible securities that have the potential for a significant, but undefined, dilutive effect on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than one-third of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer. This Staff position is limited to resales of securities underlying convertible securities, which present significant policy issues that are not present in the transaction being registered in the Registration Statement, which relates only to the resale of common stock.

Jeffrey P. Riedler

Assistant Director

February 12, 2015

Capital Structure of the Company

Prior to the Company’s initial public offering, SCP provided substantially all of the Company’s funding. Since 2008, in exchange for contributions to the Company of $3.75 million, the Company issued to SCP Vitalife an aggregate amount of 1,875,000 shares of Series A Redeemable Convertible Preferred Stock. For contributions to the Company of $9,575,584, the Company issued to SCP Vitalife 8% Convertible Promissory Notes. Prior to the Company’s initial public offering, SCP beneficially owned 78.5% of the Company’s outstanding Series A Redeemable Convertible Preferred Stock.

In March 2014, the Company completed its initial public offering, in which 3,750,000 shares were sold to the public in a firm commitment underwritten offering. Upon consummation of the initial public offering, each share of Series A Redeemable Convertible Preferred Stock converted into 0.4 shares of common stock. The initial public offering diluted the ownership interests of SCP to 41.1% of the total shares outstanding. Accordingly, SCP continues to be an affiliate of the Company, as that term is defined in Securities Act Rule 405. For this reason, the public float of the Company remains relatively small.

As noted above, prior to entering into the Purchase Agreement, Aspire had no affiliation, agreements or understandings with the Company, its officers, directors or affiliates, or with SCP. Were the Company to issue all 2,500,000 shares that it has the contractual right to issue to Aspire under the Purchase Agreement, Aspire would not be an affiliate of the Company, as it would lack any ability to control or influence the decisions of the Company due to the existence of the larger stockholders and its relative ownership position.

Puts Under the Purchase Agreement

As described in the Registration Statement, the Purchase Agreement permits the Company, in its sole discretion, to put shares to Aspire at a price tied directly to the market price of the common stock. When the Company gives notice to Aspire of a put, the Company will either know the exact price at which such shares will be purchased by Aspire (in the case of a “Regular Purchase”) or can establish a minimum purchase price (in the case of a VWAP Purchase). Also, under a Regular Purchase, the purchase price is determined prior to the time any shares will be issued to Aspire. As Aspire is prohibited from effecting short sales (or any other hedging transactions) in the Company’s securities, this provision provides a fundamental economic incentive to Aspire to avoid selling into the market if it would cause downward pressure on the stock price. Finally, the Purchase Agreement includes a floor price, which prohibits any sales by the Company on days that the stock price closes below a specified price. These provisions allay any potential concerns that the transaction contemplated under the Purchase Agreement could have a “toxic” effect to existing stockholders.

For this and the other factors discussed herein, the Company respectfully submits that the resale transaction registered in the Registration Statement should not be re-characterized as a primary offering.

Jeffrey P. Riedler

Assistant Director

February 12, 2015

E.	The Selling Stockholder is not in the Business of Underwriting Securities

Aspire is not in the business of underwriting securities and is not a registered broker-dealer. In fact, Aspire and its principals have a long history of entering into equity line transactions that are fundamentally similar to the transaction it has entered into with the Company.

F.	The Selling Stockholder is Not Acting as a Conduit for the Company

Aspire is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Purchase Agreement. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons.

IV.	Additional Support

The Company respectfully submits that the ratio of shares offered to outstanding shares held by non-affiliates is only a single factor considered in determining whether the offering is viewed as a primary offering conducted on behalf of the issuer or as an indirect primary offering. The Company’s history and resulting ownership structure, and other factors offering protection for non-affiliated shareholders, should be given equal consideration.

A.	Non-affiliate Ratio Results from Financing History and Should Not Cause Concern

As noted above, prior to the Company’s initial public offering, SCP provided substantially all of the Company’s funding. At such point, SCP beneficially owned 78.5% of the Company’s outstanding Series A Redeemable Convertible Preferred Stock. In March 2014, the Company completed its initial public offering, in which 3,750,000 shares were sold to the public in a firm commitment underwritten offering. Upon consummation of the initial public offering, each share of Series A Redeemable Convertible Preferred Stock converted into 0.4 shares of common stock. The initial public offering diluted the ownership interests of SCP to 41.1% of the total shares of the Company. Consequently, the percentage of outstanding shares held by non-affiliates (56.9% of outstanding shares) is low for a public entity. Thus, while a high ratio of shares offered to outstanding shares held by non-affiliates may be an indicia of concern in many cases, the result here is solely based on history of the funding of the Company. Accordingly, in the present situation, while the shares registered for resale (2,500,000) represent a large percentage of the shares held by non-affiliates (57.0%), those shares, in fact, represent a significantly smaller portion of the outstanding shares (32.4%) than in many equity line transactions in which the registered shares represent less than one-third of the non-affiliate float.

Jeffrey P. Riedler

Assistant Director

February 12, 2015

B.	Other Factors Offer Protection for Non-Affiliated Shareholders

The Company respectfully submits that the relationship of the registered shares to the non-affiliate float should not be dispositive in the present situation. Rather, the Company believes that the unique level of ownership at the Company, the significantly lower relationship of the registered shares to the total number of shares outstanding and the other factors typically reviewed by the Staff in connection with equity line financings should be given significance in considering whether the offering should be allowed to proceed as an indirect primary offering, including those identified in C&DI 139.13 and 612.09.

Unlike most equity line financings, the Purchase Agreement includes a purchase price floor that will limit the amount of dilution to existing shareholders by setting objective parameters regarding when the Company can put shares to the investor. Under the Purchase Agreement, Aspire is committed to purchase up to an aggregate of $10.0 million of the Company’s shares of common stock over the approximately 24-month term of the Purchase Agreement. Under the Purchase Agreement, the Company may, in its sole discretion, put shares to Aspire at a price tied directly to the market price of the Company’s common stock, provided that the Company and Aspire shall not effect any sales under the Purchase Agreement on a date where the closing sale price of the Company’s common stock is less than $0.50 per share. This provision protects against excessive dilution to the non-affiliated shareholders of the Company by preventing the issuance of shares at very low prices. Accordingly, the dilutive effect of shares registered in this transaction on non-affiliated shareholders is less than in many other indirect primary offerings that are limited to one-third of the non-affiliate float.

Another feature of the Purchase Agreement that sets this transaction apart from most equity line transactions is the timing of calculation of the purchase price. While most equity line transactions permit “forward pricing” (i.e., calculation of the purchase price with reference to market prices after the seller gives notice of a put to the purchaser), the Purchase Agreement calculates the price with reference to market prices on or before the date of notice and the number of shares which the Company may put to Aspire is not tied to or determined by daily trading volumes. In the case of a VWAP Purchase Notice, a higher minimum purchase price may be set by the Company and stated in each such notice. In addition, also unlike most equity line transactions, the Purchase Agreement prohibits Aspire from engaging in any direct or indirect short selling or hedging of the Company’s common stock. By including provisions that allow the Company to know or set the purchase price for each put prior to such transaction, and prohibiting Aspire from engaging in any short or hedging transactions with regard to those shares, the Purchase Agreement requires that Aspire assume investment risk with respect to the purchased shares and aligns Aspire’s economic interests with those of the non-affiliated shareholders.

We also believe the nature of the parties to this transaction, the lack of any prior relationship between them and the structure of the Purchase Agreement support the conclusion that Aspire is not acting as a mere conduit for the Company in selling the shares. Aspire is an institutional investor that had no relationship with the Company and owned no shares of the Company prior to entering into the Purchase Agreement on February 2, 2015. Aspire is not in

Jeffrey P. Riedler

Assistant Director

February 12, 2015

the business of underwriting securities and is not a registered broker-dealer. Aspire and its principals have a long history of entering into equity line transactions that are similar to the transaction it has entered into with the Company. The Company entered into the Purchase Agreement with Aspire on an arms length basis on terms that obligate Aspire to purchase the Company’s shares as principal at prices determined by formulas tied to the market. Aspire was irrevocably bound to purchase the Company’s securities upon the execution of the Purchase Agreement, which was filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on February 3, 2015.

We respectfully submit that the large percentage of shares held by the Company’s insiders is due to economic circumstances outside the Company’s control and does not suggest that the proposed offering presents a greater risk to the non-affiliated shareholders than if that percentage were lower. In this regard, we note that the high ownership levels by management align their interests closely with Aspire and other non-affiliated shareholders because of the desire of all parties for stability and growth in the Company’s stock price. In addition, we believe that other aspects of this transaction, including the floor price in the Purchase Agreement, the manner of calculation of the purchase price and the lack of any prior relationship between the Company and Aspire, align Aspire’s economic interests with those of the non-affiliated shareholders and offer protection for the Company’s non-affiliated shareholders.

V.	Conclusion

Securities Act C&DI 139.13 sets forth the Staff’s view as to when an offering of securities by a selling stockholder may be characterized as an indirect primary offering. Specifically, a company must meet the following conditions:

•	it must “complete” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

•	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering, in the Company’s case a Form S-1; and

•	the investor(s) must be identified as underwriter(s) in the prospectus, as well as selling stockholder(s).

We respectfully submit that the Company meets the requirements set forth above such that the offering set forth in the Registration Statement is properly characterized as an indirect primary offering. In addition, we believe that this transaction is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) because Aspire is not an affiliate of the Company, would not be considered one even if it held all shares registered for resale, is not acting on behalf of the Company or any of its affiliates, and is not a broker-dealer or in the business of acting as one.

Jeffrey P. Riedler

Assistant Director

February 12, 2015

Based on these facts and circumstances, the Company respectfully submits that the sale of securities registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) and the Staff’s interpretation in C&DI 139.13.

COMMENT

2.	Please expand your disclosure to state that Aspire Capital’s obligations under the common stock purchase agreement are non-transferable.

RESPONSE:

Please be advised that the Purchase Agreement, which is filed with the Registration Statement by incorporation by reference as an exhibit to the Current Report on Form 8-K filed by the Company on February 3, 2015, sets forth the restriction on transferability of its obligations by Aspire Capital. To the extent that the Staff would like such information to be described in the Registration Statement, the Company will add the following sentence to “The Aspire Capital Transaction” section of the prospectus filed pursuant to Rule 424(b) following the effectiveness of the Registration Statement: “Aspire Capital may not assign its rights or obligations under the Purchase Agreement.”

***********************

In connection with the responses above, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey P. Riedler

Assistant Director

February 12, 2015

Please direct any questions regarding the foregoing to the undersigned at (484) 395-2400 or to Justin P. Klein at (215) 864-8606 or Katayun I. Jaffari at (215) 864-8475.

Sincerely,

/s/ Gerri A. Henwood
Gerri A. Henwood
President and Chief Executive Officer

cc:	Justin P. Klein, Esq.
Katayun I. Jaffari, Esq.
Martin P. Dunn, Esq.